

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 27, 2017

Ms. Teresa S. Gendron
Chief Financial Officer
Leucadia National Corp
520 Madison Avenue
New York, NY 10022

> **Re: Leucadia National Corp**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-05721**

Dear Ms. Gendron:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure